

FOOTY DREAMS GROUP, LLC
FINANCIAL STATEMENT FOR THE PERIOD ENDED DEC. 31, 2019 AND 2018

Footy Dreams Group, LLC
Balance Sheets
December 31, 2018 & 2019

	2018	**2019**
CURRENT ASSETS		
Cash and cash equivalents	$1,323	$3,140
Inventory	$2,800	$8,545
Prepaid expenses and other current assets	-	$2,000
TOTAL CURRENT ASSETS	$4,123	$13,685
OTHER ASSETS		
Intangible Assets	$15,000	$18,000
TOTAL ASSETS	$19,123	$31,685

Footy Dreams Group, LLC
Statements of Income
December 31, 2018 & 2019

	<u>**2018**</u>	<u>**2019**</u>
REVENUES		
Merchandise	$1,150	$4,282
Sponsors	$1,000	$1,500
Tickets	$1,664	$2,375
Tryout	$1,200	$1,800
Concessions	$900	$1,500
GROSS PROFIT	$5,914	$11,457
OPERATING EXPENSES		
NPSL Dues	$5,500	$5,500
Facility Rentals	$3,630	$3,634
Uniforms/Training Gear/Merchandise	-	$3,170
Team Travel	$4,640	$4,550
Referees	$2,250	$2,250
NPSL AOM	$1,000	$1,000
Streaming/Filming	-	$1,250
Concessions	$450	$700
Team Athletic Trainer	$450	$450
TOTAL OPERATING EXPENSES	$17,920	$22,504
NET OPERATING INCOME	($12,006)	($11,047)
NET INCOME BEFORE TAXES		
INCOME TAX EXPENSE		
NET INCOME (LOSS)	($12,006)	($11,047)

Footy Dreams Group, LLC
Statements of Cash Flows
December 31, 2018 & 2019

CASH FLOWS FROM OPERATING ACTIVITIES	<u>2018</u>	<u>2019</u>
Net Loss	($12,006)	($11,047)
CASH USED FOR OPERATING ACTIVITIES	($12,006)	($11,047)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of Capital	$13,329	$14,187
CASH PROVIDED BY FINANCING ACTIVITIES	$13,329	$14,187
NET INCREASE IN CASH	-	$1,187
CASH AT BEGINNING OF YEAR	-	$1,323
CASH AT END OF YEAR	$1,323	$3,140

Footy Dreams Group, LLC.
Notes to the Financial Statement
December 31, 2018 & 2019

The Company

Footy Dreams Group, LLC (the "Company") was incorporated in the State of Oregon in 2017. The Company is headquartered in Portland, OR and operates PDX FC, a men's soccer team, that competes in the National Premier Soccer League (NPSL).

Fiscal Year

The Company operates on a December 31st year−end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general sports business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.